UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-30588

ROCKWELL DIAMONDS INC.
(Exact name of registrant as specified in its charter)

Level 1, Wilds View, Isle of Houghton,
Cnr. Carse O’Gowrie & Boundary Rd, Houghton Estate, Johannesburg 2198
P O Box 3011 Houghton, South Africa, 2041
+27 (0)11 481 7200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares without par value
(Title of each class of securities covered by this Form)

     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [X]	Rule 12h-6(d) [ ]
(for equity securities)	(for successor registrants)

Rule 12h-6(c) [ ]	Rule 12h-6(i) [ ]
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

Rockwell Diamonds Inc. (the “Company”) first incurred the duty to file reports under Section 13(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or about April 25, 2000, as a result of having filed a Registration Statement on Form 20-F with the United States Securities and Exchange Commission (the “Commission”) to register its common shares, no par value, under Section 12(g) of the Exchange Act.

B.

The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Company has never conducted a public offering of securities in the United States requiring registration under the United States Securities Act of 1933, as amended (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A.

The Company has maintained a listing of its Common Shares on the Toronto Stock Exchange (the “TSX”), the primary trading market (as defined in Rule 12h-6(f)) for the Common Shares, in Ontario, Canada (the “Primary Jurisdiction”). The Company has also maintained a listing of its Common Shares on the Johannesburg Stock Exchange (the “JSE”).

B.

The date of the initial listing of the Common Shares on the TSX was February 22, 2008. The Common Shares have been listed on the TSX since such date. Thus, the Company has maintained a listing of the Common Shares on the TSX for a period that is longer than the 12 months preceding the date of the filing of this Form 15F.

The date of the initial listing of the Common Shares on the JSE was November 30, 2007. The Common Shares have been listed on the JSE since such date.

C.

To the best knowledge of the Company, for the period commencing on February 1, 2011 and ended on and including January 31, 2012 (the “Recent Trading Period”), the percentage of worldwide trading in the Common Shares that occurred in the Primary Jurisdiction was 85.72%, and as such the primary trading market is larger than the trading market for the Common Shares in the United States during the same period.

Item 4. Comparative Trading Volume Data

A.	The first day of the Recent Trading Period used to meet the requirements of Rule 12h-6(a)(4)(i) is February 1, 2011 and the last day of such Recent Trading Period is January 31, 2012.

B.	During the Recent Trading Period, the average daily trading volume of the Common Shares on a worldwide basis was 45,248 Common Shares, and in the United States was 2,107 Common Shares.

	Average Daily Trading Volume	Percentage of Average Daily Trading Volume
United States	2,107	4.66%
TSX	38,787	85.72%
JSE	4,354	9.62%
Worldwide Trading Volume	45,248	100.00%

C.

During the Recent Trading Period, the average daily trading volume of the Common Shares in the United States as a percentage of the average daily trading volume of the Common Shares worldwide was approximately 4.66%.

D.	The Company has not delisted the Common Shares from a national securities exchange or inter-dealer quotation system in the United States.

E.	The Company has not terminated a sponsored American depository receipt (ADR) facility regarding the Common Shares.

F.

The source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 are: (a) the TSX Infosuite online portal which receives its information feeds from the QuoteMedia inc. with respect to trading of the Common Shares on the TSX; and (b) the TSX Infosuite online portal which receives its information feeds from the QuoteMedia inc. with respect to trading of the Common Shares in the United States.

Item 5. Alternative Record Holder Information

Not applicable

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. As required by Rule 12h-6(h), attached to this Form 15F as an exhibit is a news release disseminated by the Company on March 29, 2012 (the “News Release”), disclosing its intent to terminate its duty to file reports under Section 13(a) of the Exchange Act.

B. The News Release was disseminated in the United States via CNW Group (www.newswire.ca).

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in the Primary Jurisdiction on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) is the Company’s profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART III

Item 10. Exhibits

The following exhibit is attached hereto:

Exhibit Number	Description
99.1	News Release of the Company dated March 29, 2012

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rockwell Diamonds Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Rockwell Diamonds Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

ROCKWELL DIAMONDS INC.

By:

/s/ Gerhard Jacobs
Gerhard Jacobs
Chief Financial Officer

Dated:	March 29, 2012